UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

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Commission File Number: 001-34947

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Bitauto Holdings Limited

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXPLANATORY NOTE

Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA) is furnishing its press release on this Form 6-K. This press release is an updated earnings release to correct certain clerical errors in the previously announced unaudited financial results for the first quarter ended March 31, 2019 as Exhibit 99.1.

On May 30, 2019, the Company announced its unaudited financial results for the first quarter ended March 31, 2019. In the original announcement, a clerical error was made in calculating diluted net income per ADS and Non-GAAP diluted net income per ADS, due to the fact that the weighted average number of ADSs was not properly calculated. Exhibit 99.1 attached hereto corrects this clerical error. As a result, (i) diluted net income per ADS is changed to RMB0.34 (US$0.05) and Non-GAAP diluted net income per ADS is changed to RMB1.91 (US$0.28), and (ii) weighted average number of ADSs used to calculate Non-GAAP diluted net income per ADS is changed to 76,993,901. There are no changes to any other GAAP information and non-GAAP information in the original announcement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By	:	/s/ Ming Xu
Name	:	Ming Xu
Title	:	Chief Financial Officer

Date: May 31, 2019

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EXHIBIT INDEX

Exhibit 99.1 – Press Release

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